Exhibit 99.1

VIA ELECTRONIC TRANSMISSION

December 31, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	CRONOS GROUP INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA22717L1013

	CUSIP:	22717L101

2	Date Fixed for the Meeting:	February 21, 2019

3	Record Date for Notice:	January 7, 2019

4	Record Date for Voting:	January 7, 2019

5	Beneficial Ownership Determination Date:	January 7, 2019

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

“ Steven Nguyen ”

Senior Relationship Manager

Steven.Nguyen@tmx.com

301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1                                 www.tsxtrust.com